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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                              Commission File Number  333-08871
                                                                      ---------
                                   Form 10-Q

                      For the period ended  June 30, 1997

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                                     PART I
                             REGISTRANT INFORMATION


         Full name of registrant:          MCII HOLDINGS (USA), INC.
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         Address of principal office:
               Street and Number           10 East Golf Road
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               City, State, and  Zip Code  Des Plaines, Illinois, 60016
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                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


[X]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)  The subject quarterly report on Form 10-Q will be filed on or before the 15th calendar day following the prescribed due date; and

[ ]  (c)   The accountant's statement or other exhibit required by Rule
           12b-25(c) has been attached if applicable.



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                                    PART III
                                   NARRATIVE

     State below in reasonable detail why Form 11-K could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Company's Mexican subsidiary, acquired earlier this year, has had problems making conversions from Mexican GAAP to United States GAAP. This has delayed obtaining statements which can be consolidated with the remainder of the Company's subsidiaries.


                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

     Terry Moynihan                             (847) 375-1261
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     (Name)                                 (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months been filed? If the answer is no, identify report(s).
                                                          [ X]  Yes     [  ]  No

     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          [ X]  Yes     [  ]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company's United States and Canadian operations have recorded sales and operating income increases for the first six months of 1997 which exceed the same period last year by 8.6% and 38.9%. Income from continuing operations for these subsidiaries increased 41.2%. Mexican operations are estimated to have had a small pretax profit in the first six months of 1996 and a small pretax loss in the first six months of 1997. These estimates need to be finalized and the matter of income taxes is a significant item to be resolved.


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                      CONSORCIO G GRUPO DINA, S.A. DE C.V.
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.





  Date       August 15, 1997                        By /s/ Robert M. Popowich
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                                                      (Robert M. Popowich)
                                                      (Chief Financial Officer)